As filed with  the Securities and Exchange Commission on June 4, 2009
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

               Hutchison Telecommunications International Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                       N/A
                   (Translation of issuer's name into English)

                                  ------------

                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 Citibank, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                       Hutchison Whampoa Agents (US) Inc.
                        10900 N.E. 8th Street, Suite 1488
                               Bellevue, WA 98004
                                 (425) 709-8882
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:

      David W. Hirsch, Esq.                         Herman H. Raspe, Esq.
Cleary Gottlieb Steen & Hamilton              Patterson Belknap Webb & Tyler LLP
               LLP                               1133 Avenue of the Americas
       Bank of China Tower                         New York, New York 10036
         One Garden Road
            Hong Kong

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of              Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered            Registered         Aggregate Price     Aggregate Offering     Registration Fee
                                                                  Per Unit*             Price**
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each         100,000,000 ADSs           $5.00              $5,000,000             $279.00
representing fifteen (15) ordinary
shares of Hutchison
Telecommunications International
Limited
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (18), (19) and (20).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (10).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amended and Restated Deposit Agreement, by and among Hutchison Telecommunications International Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Deposit Agreement, dated as of October 15, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder - Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit
                  (d).

      (e)         Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of October 15, 2004, by and among Hutchison Telecommunications International Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as proposed to be amended by the Amended and Restated Deposit Agreement filed herewith as Exhibit (a)(i) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of June, 2009.

                                    Legal entity created by the Deposit
                                    Agreement, dated as of October 15, 2004, as proposed to be amended by Amended and Restated Deposit Agreement, pursuant to which the American Depositary Shares registered hereunder are to be issued.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith Galfo
                                        ----------------------------------------
                                        Name:  Keith Galfo
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Hutchison Telecommunications International Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, on June 4, 2009.

                                                HUTCHISON TELECOMMUNICATIONS
                                                INTERNATIONAL LIMITED


                                                By: /s/ Christopher John FOLL
                                                    ----------------------------
                                                Name:  Christopher John FOLL
                                                Title: Chief Financial Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of LUI Dennis Pok Man and Christopher John FOLL to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 4, 2009.

Signature                         Title
---------                         -----


/s/ LUI Dennis Pok Man            Chief Executive Officer and Executive Director
-----------------------------
LUI Dennis Pok Man


/s/ Christopher John FOLL         Chief Financial Officer and Executive Director
-----------------------------     (Principal financial officer and principal
Christopher John FOLL             accounting officer)


/s/ CHAN Ting Yu                  Executive Director
-----------------------------
CHAN Ting Yu


/s/ FOK Kin-ning, Canning         Chairman and Non-executive Director
-----------------------------
FOK Kin-ning, Canning

Signature                         Title
---------                         -----


/s/ CHOW WOO Mo Fong, Susan       Non-executive Director
-----------------------------
CHOW WOO Mo Fong, Susan


/s/ Frank John SIXT               Non-executive Director
-----------------------------
Frank John SIXT


/s/ KWAN Kai Cheong               Independent Non-executive Director
-----------------------------
KWAN Kai Cheong


/s/ John W. STANTON               Independent Non-executive Director
-----------------------------
John W. STANTON


/s/ Kevin WESTLEY                 Independent Non-executive Director
-----------------------------
Kevin WESTLEY

                            AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the undersigned as the duly authorized representative in the United States of Hutchison Telecommunications International Limited in the City of Newark, State of Delaware, on June 4, 2009.


                                    /s/ Donald J. Puglisi
                                    --------------------------------------------
                                    Donald J. Puglisi,
                                    as Managing Director of Puglisi & Associates

                                Index to Exhibits

                                                                   Sequentially
Exhibit              Document                                      Numbered Page
-------              --------                                      -------------
(a)(i)               Form of Amended and Restated Deposit
                     Agreement

(a)(ii)              Deposit Agreement

(d)                  Opinion of counsel to the Depositary